Mail Stop 4561

								May 15, 2006





Robert J. Ambrosi
President
ARC Corporate Realty Trust, Inc.
1401 Broad Street
Clifton,  NJ  07013

Re:	ARC Corporate Realty Trust, Inc.
	Information Statement on Schedule 14A
	File No. 0-50727
      Filed April 19, 2006

		Form 10-K for the fiscal year ended December 31, 2005
		File No. 0-50727
		Filed March 1, 2006

Dear Mr. Ambrosi:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement on Schedule 14A

General

1. Please revise to include all relevant information required by Item
14 of Schedule 14A, including financial statements. We refer to Item
14(a)(5) of Schedule 14A.

2. Please revise to include information regarding your portfolio of properties, including, but not limited to, the general character and location of each property, the appraised values, any underlying obligations, your ownership percentage for each property, and quantify all rental income.

Summary

3. You indicate that your Chairman and President is the General
Partner of your advisor and is entitled to receive "certain payments" as a result of the sale of portfolio properties in the Liquidation.
Please revise to quantify the "certain payments" as well as the positions your officers hold in the Advisor.

4. Please revise the summary to indicate that you estimate an incentive fee will be payable to the Advisor in the amount of $3,200,000 which represents a 20 percent fee after ensuring that stockholders receive distributions equal to the amount invested.

Available Information, page 2

5. Please revise to note that the public reference room has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

Cautionary Statement Regarding Forward-Looking Statements, page 2

6. The first sentence under this heading implies that you are incorporating by reference certain other documents. If you choose to incorporate your `34 Act reports or other documents by reference, please disclose which documents or sections of reports you are incorporating by reference.

Risk Factor, page 2

7. Your introductory statement implies that there are additional risks that have not been disclosed. Please revise your disclosure to omit the reference to additional risks that are not described in the prospectus. You must disclose all material risks.

Risks Related to the Liquidation of the Company, page 2

8. We refer to your disclosure regarding the adverse effect to the prices at which you may sell your properties if it is discovered that a property is subject to liability for environmental contamination.
This appears to be a separate risk factor that requires an expanded discussion. Please revise to separately discuss this potential risk.

Several of our portfolio properties are subject to pending or threatened legal proceedings..., page 3

9. The heading to this risk factors states that "several" of your properties are subject to actual or threatened litigation. Please advise us, and disclose as needed, as to whether the two properties noted under this heading represent all of the actual or threatened legal proceedings or whether other properties are subject to actual or threatened litigation.

10. You state that "while we believe BCBSS has no basis for its position" you can not predict the outcome of the disputed proceedings. This statement is a legal conclusion that the company is not qualified to make. Please revise to omit this conclusion.

11. With respect to the dispute with BCBSS, please expand your disclosure to discuss the consequences to you if BCBSS is able to take title to the property through a condemnation proceeding.

There can be no assurance that Liquidation will result in greater returns to you..., page 3

12. Mitigating language is not appropriate in the discussion of a risk factor. Please remove the language beginning with "While our Board of Directors believes that Liquidation is likely to result in greater returns to you..."

The Board of Directors may amend the Plan of Liquidation..., page
4

13. In order to give depth to your risk fact, revise to discuss ways in which the Board may amend the Plan of Distribution after shareholder approval pursuant to Maryland Law.




Certain executive officers and directors have conflicts of interest..., page 4

14. Please revise the second paragraph to make clear that the Advisor will receive fees in connection with the disposition of properties, quantifying the percentage fee it will receive. Your current disclosure casts doubt regarding whether it will receive any fees in connection with the disposition of properties. In addition, please clarify how the options held by your Advisor enables it to further benefit from the liquidation.

We own certain of our portfolio properties jointly with other parties..., page 4

15. Please revise to provide a more robust discussion of this risk.
For example, explain the terms that you must agree upon with each of the joint owners. In addition, please indicate the percentage ownership you have in these properties.

We may fail to continue to qualify as a REIT..., page 4

16. Mitigating language is not appropriate in the discussion of a risk factor. Please remove the language beginning with "Although the
Company expects to maintain its REIT qualification...."  In
connection with this risk factor please also discuss the specific REIT requirements that you may have difficulty maintaining while engaging in the plan of liquidation.

Stockholders may be liable to our creditors for the amount received from us if one our reserves are inadequate, page 4

17. Please revise to quantify your liabilities. Further, quantify the amount you intend to reserve for your contingency account.

The Stockholder Meeting, page 5

Background of the Liquidation, page 7

18. Please provide us with copies of any reports the Board considered in determining to approve the plan of liquidation. We note, for example, that the Board placed great weight on the report prepared by
Schonbraun. Please provide us with the materials that Schonbraun presented to the Board in connection with the liquidation proposal.

19. You indicate in the first paragraph on page 8 that "while the price at which our portfolio properties can be sold is the principal determinate of stockholder value...other factors are relevant as well." Please revise to provide a discussion of the "other factors" that are relevant when determining stockholder value.

20. Please revise your disclosure to explain how you determined the
20 industry participants that had both the ability and potentially the interest to make a bona fide offer to purchase your portfolio substantially as a whole.

21. We note your statement in the third paragraph on page 8 that a preliminary determination was made that an offer put forth by HPI/NL
Investors, LLC afforded you the greatest aggregate purchase price. Please revise to briefly discuss the terms of this potential offer, including the aggregate purchase price. In addition, please disclose the terms of the revised proposal by HPI after you entered into a purchase agreement with HPI.

22. Please revise to specifically describe how you determined the value of the properties that will be sold.

Proposal No. 1 :  Liquidation

23. Please revise to include a tabular presentation that includes the estimated fair market value for each of your portfolio properties, any liabilities associated with the properties, and any penalties or expenses associated with the sale of the properties.

24. We note that future dividend payments are not expected to be made to stockholders if the plan of liquidation is adopted. If this potentially negative factor was considered by the Board of Directors, please discuss it in this section.

Amount and Timing of Distributions to the Stockholders..., page 11

25. Please substantially revise your disclosure under this heading to provide a reasonable basis for your belief that final distributions to stockholders will be in the range of $12.50 to $14.00 per share.
This discussion should include an examination of the estimated values of your properties, the mortgages attached to the properties, prepayment penalties and other fees and expenses that the company will incur in connection with the Plan of Liquidation. Please also discuss any reserves you have related to ongoing litigation.

Implementation of Plan of Liquidation, page 12

26. We note that you have taken several steps to implement the Plan of Liquidation including entering into agreements to sell several properties. Please revise to provide a detailed discussion of the material terms for each agreement, including the estimated or appraised values of the properties, liabilities and penalties payable in connection with the sale of the properties, the identity of the purchaser(s) and other fees payable in connection with the agreement.
Please also disclose whether you intend to consummate these transactions regardless of whether the plan of liquidation is approved by stockholders and whether there are any penalties to the company of the sales are not completed.

27. We note that the sale of each property is subject to certain adjustments. Please revise to describe each of the potential adjustments associated with the sale price.

Liquidating Trust, page 13

28. In light of the fact that you are currently involved in litigation in connection with several of your properties, please disclose whether you have any current intention to transfer assets and obligations to a liquidating trust.

Material U.S. Federal Income Tax Consequences, page 14

29. We note your statement in the Q&A section that, if the Plan of Liquidation is approved, stockholders will receive a final distribution of approximately $12.50 to $14.00 per share "in lieu of regular quarterly dividends." Please clarify whether this statement means that the REIT will no longer pay quarterly dividends to stockholders and, if true, how you intend to comply with the requirement that the REIT distribute at least 90 percent of its REIT taxable income on an annual basis to stockholders.

Report of The Schonbraun McCann Group, page 16

30. We note that the The Schonbraun McCann Group used several estimates in connection with the analyses used to support the valuation report. For example, we refer to the "capitalized returns method" discussed briefly on page 17. Please provide additional details regarding how Schonbraun used the information provided by management in connection with this analysis as well as a discussion of the results of this analysis. Please revise to identify and quantify each estimate used and discuss how the estimate was calculated, including how the present value of the properties was determined, the discount (yield) rate used to arrive at the present value and how adjustments were made in connection with the creditworthiness of the tenants of the properties owned by the company.

31. Please revise your disclosure of the report prepared by The
Schonbraun McCann Group to provide a more robust discussion of all material terms. Your current disclosure does not provide enough information to be meaningful.

Assumptions, page 17

32. Please revise to provide a discussion of the limitations, if any, on the assumptions. In this regard, we note your disclosure in the sixth paragraph on page 16 which refers to certain unidentified limitations provided by management.

Conclusions, page 18

33. Please disclose the conclusions reached by Schonbraun, including the estimated fair market value of your portfolio properties as of March 1, 2006.

Affiliated Ownership of and Transactions in Certain of Our
Properties, page 19

34. Please revise to identify each of the parties with whom you have entered into an agreement to purchase your properties or that are listed as affiliates in this section.

35. We note that the Paramus, NJ property will be sold to an affiliated entity, and that the purchase price "is approximately equal to the value of [y]our interest in the property base upon the property value determined by [y]our third party valuation advisor."
Please clarify whether the valuation advisor referred to here is Schonbraun, and disclose the estimated value of the property as determined by the valuation advisor. In addition, please disclose whether any fees will be paid to your Advisor or an affiliate in connection with the sale of this interest and the nature of the affiliation between the purchaser, the company and your Advisor. Finally, please disclose that the negotiations were not conducted at arms length or provide additional information regarding why you believe the negotiations were made at arms-length. This comment also applies to the disclosure related to the Charlotte, NC properties.

Stock Options, page 19

36. Please separately disclose here the identity of the insiders who hold stock options that will fully vest if the Plan of Liquidation is approved as well as a tabular presentation of the estimated dollar value each will receive in connection with the settlement of the stock options.



Security Ownership of Management, page 20

37. Please clarify whether the common stock listed in your table is
Class A or Class B common stock.

Proxy Card

38. Please explain why investors are not given the opportunity to vote on Proposal No. 2. We note from the cover page and numerous other locations in the proxy statement your statement that stockholders will have the opportunity to vote on the proposed plan of liquidation as well as the postponement or adjournment of the meeting in order to solicit additional proxies. Please revise or advise.

Form 10-K for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures

39. We note your statement that "an evaluation of the effectiveness of the design and operation of ACRT`s `disclosure controls and procedures` is not applicable to ACRT at this time." Please explain to us why you believe an evaluation is not appropriate at this time.
Alternatively, please amend your 10-K to include the information required by Item 9A of Form 10-K. We may have further comments.


*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions to Jeffrey A. Shady at (202) 551-3471, or the undersigned at (202) 551-3694.

	Sincerely,



	Owen Pinkerton
	Senior Counsel

cc: 	Ben English, Esq.  (via facsimile)



Robert J. Ambrosi
ARC Corporate Realty Trust, Inc.
May 15, 2006
Page 9